March 10, 2006

Via Facsimile and U.S. Mail 414-570-9666

Curtis E. Sawyer
Senior Vice President and Chief Financial Officer
Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, WI  53154

	RE:	  Midwest Air Group, Inc.
  File No. 1-13934
        Form 10-K for the fiscal year ended December 31, 2005


Dear Mr. Sawyer:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-K:  For the fiscal year ended December 31, 2005

Note 4:  Financing Agreements

Credit Card Holdback

1. We have reread your prior correspondence to the staff. Please further explain to us why you have not characterized the amount due from the credit card processors as a receivable on your balance sheet. As part of your response, tell us whether the cash accounts are held in your name or whether they are owned by the credit card processors. In addition, explain to us the terms and restrictions on the accounts in which the cash is held.

2. Please tell us why you believe it was appropriate to reclassify the cash flows related to the restricted cash from the operating activities section of the statements of cash flows to the investing activities section. Your current presentation does not appear appropriate since there is not an actual cash outflow from you to the restricted cash accounts.

3. In addition, explain to us in detail why the "cash outflows" that relate to the restricted cash meet the definition of an investing activity as defined by SFAS 95. The restricted cash does not appear to be an investing activity since you are not acquiring assets held for or used in the production of goods or services, making and collecting loans, or acquiring and disposing or debt or equity instruments.

4. Please explain to us why it is not necessary to restate your financial statements to present the changes in your restricted cash as an item in the operating activities section of your statements of cash flows.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



*    *    *    *

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307, or the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




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Midwest Air Group, Inc.
March 10, 2006
Page 3